Richmont Mines Inc. 1 Place-Ville-Marie Suite 2130 Montreal, QC H3B 2C6 CANADA Tel.: (514) 397-1410 Fax: (514) 397-8620 www.richmont-mines.com	Mountain Lake Resources Inc. 1450 Starr’s Point Road Port Williams, NS B0P 1T0 CANADA Tel.: (902) 542-9773 Fax: (902) 542-4442 www.mountain-lake.com

NEWS RELEASE

RICHMONT MINES AND MOUNTAIN LAKE RESOURCES
COMMENCE NEXT PHASE OF EXPLORATION FOR VALENTINE
LAKE GOLD PROJECT

●      Work to include helicopter borne surveys and drilling

MONTREAL, QC and PORT WILLIAMS, NS, Canada – June 12, 2007 – Richmont Mines Inc. (TSX-AMEX: RIC) ("Richmont Mines") and Mountain Lake Resources Inc. (TSX-V: MOA) ("Mountain Lake") have commenced the next phase of exploration work on the Valentine Lake Gold property, located in Central Newfoundland. As outlined in the National Instrument 43-101 compliant technical report (Jan. 2005), the Valentine Lake property has inferred mineral resources of 1.3 million tonnes grading 10.50 grams per tonne (g/t) gold. Cutting assays to 58 g/t gold, the average grade is 8.51 g/t gold, for a total estimated mineral resource of 359,000 ounces of gold in the Leprechaun Pond area.

The overall objective at Valentine Lake is to confirm and extend the gold mineralized zones of Leprechaun Pond, Valentine West, Osprey Pond, Victoria Bridge and Valentine East (Guano Pit), based on recommendations made in the Fall of 2006 by of InnovExplo Inc. ("InnovExplo"), an independent mining and exploration consulting firm based in Val-d’Or, Quebec, Canada. InnovExplo has concluded these main occurrences represent a significant gold potential and also illustrate targets for new discoveries at these locations. Soil geochemical sampling yielded anomalous gold values over the entire 22 kilometer structure. The potential of the area was shown at Valentine East, situated at kilometer 12-13, where historical drilling has identified a 40 to 50 meter wide zone of mineralized trondhjemite. Historical assays include: 30.87 g/t gold over 1 meter and 5.55 g/t gold over 5 meters.

"There has been very little work done to develop the regional potential of the Valentine Lake claim block as indicated by the kilometers of highly anomalous gold values from soil surveys taken by BP-Selco in the late 1980’s. This next phase of work will be a significant first step in evaluating the gold potential of the rest of the property," stated Gary Woods, President and CEO of Mountain Lake.

Martin Rivard, President and CEO of Richmont Mines, commented "Since late last year, we have been diligently working on the exploration plan for the Valentine Lake property and are very anxious to finally begin this project. We believe there is excellent potential for significant gold discoveries outside of the immediate area of the Leprechaun Pond resource and intend to invest approximately $1.0 million in 2007 to acquire our 70% interest in the property."

The 2007 exploration program will include the following:

1)

Helicopter High Definition Magnetic + Spectrometry + VLF borne surveys over a total of 1,800 km with 100 meter flight line spacing to cover all of the property. This work was started on June 1, 2007 and is carried out by Geophysics GPR International Inc.

2)

Geologists and technicians from both Richmont Mines and InnovExplo will undertake ground follow up of the targets identified by InnovExplo and the airborne surveys (field work/prospecting/mapping/whole rock sampling and logistics).

3)	A drilling program of 3,850 meters is planned on best targets outside of the Leprechaun Pond Zone, at the beginning of August 2007.

The Valentine Lake property is located in central Newfoundland, Canada, approximately 55 km south of the town of Buchans. Richmont Mines has an option to acquire a 70% interest in the Valentine Lake property from Mountain Lake by carrying out $2.5 million in exploration work by October 31, 2007. As of April 30, 2007, Richmont Mines has invested approximately $1.57 million on the project and intends to complete the option. Mountain Lake is currently acquiring its remaining 50% interest from Xstrata and should complete all of their option exercise requirements with Xstrata including the issuance of 1.0 million Mountain Lake shares by October 31, 2007.

About Richmont Mines Inc.

Richmont Mines is a gold exploration, development and mining company. Since it started production in 1991, the Company has produced close to one million ounces of gold from its holdings in Quebec and Newfoundland. Richmont Mines’ strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

About Mountain Lake Resources Inc.

Mountain Lake Resources Inc. (TSX-V: MOA) is a diversified junior mining and exploration company whose corporate strategy is to build shareholder value through the exploration and development of economically viable mineral properties. Current projects include: a 100% interest in the Bobby’s Pond Base Metal Project; the Valentine Lake Gold Project, in which Richmont Mines Inc. is earning a 70% interest; and a 17.2% stake in Etruscan Diamonds (Pty) Limited of South Africa, a producing diamond miner. For more information visit: www.mountain-lake.com.

This news release was prepared by the companies’ management teams, which assume full responsibility for its content. The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

Martin Rivard	Gary Woods
President and CEO	President and CEO
Richmont Mines Inc.	Mountain Lake Resources Inc.

National Instrument 43-101

This news release has been reviewed by Mr Jules Riopel, M.Sc., P.Geo., MBA, a qualified person designated by National Instrument 43-101.

Disclosure Regarding Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Mountain Lake Resources’ and Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

For more information:

Richmont Mines Inc.	Mountain Lake Resources Inc.
Julie Normandeau	Greg Lytle
Investor Relations	Corporate Communications

Phone: (514) 397-1410	Phone: (866) 285-5817
E-mail: jnormandeau@richmont-mines.com	E-mail: lytleg@shaw.ca

Kei Advisors LLP
Tammy Swiatek
Investor Relations

Phone: (716)843-3853
E-mail: tswiatek@keiadvisors.com

Trading symbol: RIC	Trading symbol: MOA
Listings: TSX - Amex	Listing:

Web site: www.richmont-mines.com	Web site: www.mountain-lake.com